Sit Investment Associates

Mutual Funds Newsletter

Summer 2020

Sit Small Cap Dividend Growth Fund

Sit Mutual Funds launched its Small Cap Dividend Growth Fund on March 31, 2015. Since then, the stock market has had periods of strong growth, but also experienced challenging times with significant volatility. As of June 30, 2020 the Fund's performance has garnered the highest rating of five-stars, out of 608 funds in the U.S. Equity Small Blend category, from Morningstar, Inc.®, an independent evaluator of mutual funds.

Sit Small Cap Dividend Growth Fund was the third dividend-growth fund to be added to the Fund Family lineup and is a combination of the Firm's dividend growth expertise and extensive experience in small cap investing. The first dividend growth product was the Sit Dividend Growth Fund, which was formed in 2003 and then, building on that success, the Sit Global Dividend Growth Fund was added five years later in 2008. These products offer, not only long-term growth potential but also volatility protection derived from the dividend income generated by the investments.

Small company stocks should be part of long-term investors' portfolios because they offer greater potential for increasing shareholder value over time than larger firms. Within the small cap stock universe, companies will have a lower level of sales, but it is easier for a firm with $5 million in sales to double in size than it is for a firm with $10 billion in sales. Aiding the execution of their business plans is the ability of smaller companies to be more nimble than larger ones and move quickly adjust to changes in market conditions.

Another attractive aspect of the small cap stock universe is the potential for less efficient pricing to allow opportunities for higher profit margins. While larger corporations may have numerous analysts following them, smaller firms may have few, if any, analysts offering coverage. Likewise, actions/events at larger corporations such as Apple or McDonald's typically make leading news stories, but similar happenings at small companies may not make the news at all. With less coverage, fewer investors tend to trade a stock and a company's share price may lag its actual value until it garners enough attention and trade volume to encourage its valuation higher.

However, small companies with higher growth potential may also have a higher risk level. For example, owning a small stock with lower liquidity could be more difficult to sell, and smaller companies can be more vulnerable in economic downturns as financing options may be fewer.

The Sit Small Cap Dividend Growth Fund seeks to balance risk by focusing on small companies that not only have growth potential, but also pay dividends. History shows that stocks which pay dividends tend to withstand down markets better than stocks that do not pay dividends. Sit's stock selection process also focuses on risk reduction by researching quality companies for the portfolio. Preferred characteristics include growing cash flows, unique products and services, growing product demand, and strong financial position along with experienced, capable management. These companies typically average approximately $3 billion to $4 billion in capitalization size at time of purchase in the Fund.

These strategies have produced favorable results for the Fund over the five-year period ending June 30, 2020. It has been less volatile than its benchmark, the Russell 2000® Index, as measured by standard deviation (17.2% vs. 20.3%, respectively), while producing similar annualized returns (4.18% vs. 4.29%). This performance also placed the Fund in the top 10% of all funds within the Morningstar, Inc.® small blend category for the same time period.

Small cap stocks in general have not kept pace with their large cap counterparts over the past several years, and dividend payers have lagged this year as investors question the sustainability of continued dividends due to the economic impact from COVID-19. However, small cap stocks have historically outperformed large cap stocks over the longer term, and relative valuations for many dividend-paying stocks have reached very attractive levels in historical context. Investors taking a long-term view could be well rewarded if small cap dividend-payers regain their footing as the economy recovers.

Interested investors may obtain a prospectus or additional information by calling Sit investor services representatives at 800-332-5580 or visiting the Sit Mutual Funds website at www.sitfunds.com.

2020 Shareholder Luncheon Canceled

Due to the Minnesota Governor's restrictions on public gatherings, as well as concerna for shareholders' safety, we have decided not to hold our annual shareholder luncheon this year.

The luncheon has been held each October for over thirty years without interruption. Our management, analysts, and Mutual Funds staff value the luncheon to connect with shareholders and discuss economic conditions and investment stategies. It is a great opportunity to meet with shareholders, and we look forward to future luncheons.

Sit Chairman and CEO Roger Sit will present his "Annual Message to Shareholder: Global Economic and Investment Environment and Strategy" in a video on www.sitfunds.com. A video with economist and Sit Mutual Funds board member Dr. Sidney Jones' presentation -- "The Current Economic Outlook" -- will also be available on the website. In addition, Roger's written presentation will be available. You will be invited to pose questions and address issues via the the Sit Mutual Funds website, which we will answer in a direct response to you.

These videos and written presentation will be available at www.sitfunds.com on October19, 2020.

Investment Outlook and Strategy Summary

by Roger J. Sit - Chairman and Chief Investment Officer



The stock market sharply rebounded in 2Q20 from its late March correction. The S&P 500® Index ended the quarter at a level of 3,100, rallying +39% off its late-March low of 2,237, placing it within striking distance of topping its mid-February high of 3,386. The stock market recovery has been driven by massive global stimulus, credit market stabilization, promise of a coronavirus vaccine, signs containment efforts were reducing the rate of new infections, short covering, asset rotation, and anticipation of better corporate earnings.

The unprecedented speed and depth of the recession has contributed to especially depressed next-twelve-month earnings projections, notably in the industrial sector. The S&P 500 Index is now trading at roughly 18 times calendar 2021 projected earnings, below its mid-February, pre-COVID next twelve month's peak of 19.4 times. While not cheap, we believe the recent rebound has brought the S&P 500 Index closer to fair value. We believe that earnings growth (and upward surprises) will be the primary driver of equity gains going forward, as opposed to a bubble -- particularly when record low interest rates, benign inflation, and elevated equity risk premiums are considered. Coming out of a recession, sell-side earnings estimates are historically overly cautious. It is also a time when stock selection is paramount, as choosing companies positioned to beat expectations drives portfolio outperformance.

Investor sentiment has swung wildly from euphoria in February, to panic in March, and now back to euphoria. As a result, equity markets are vulnerable to a near-term consolidation on disappointments. A continued surge in new coronavirus cases is likely the largest risk to the V-shaped economic recovery that equity investors appear to be, at least partially, discounting. However, economic/market weakness is expected to be met with more stimulus. A possible Democratic election sweep is another sizable risk to corporate earnings and equities given the promised partial rollback in Trump-era tax cuts. Still, as the Fed continues to utilize measures to keep interest rates low, a lack of investment options other than stocks that offer attractive return potential may push investors out on the risk curve and contribute to elevated equity valuations. Historically high cash balances and excess liquidity, along with the often-cited "fear of missing out" phenomenon, may also fuel an upward momentum trade in the case of better-than-expected economic, earnings, or virus-related trends.

Led by massive global stimulus, U.S. economic output is poised to improve in the second half of 2020 post a deep, but short-lived, technical recession sparked by the coronavirus outbreak and measures to contain its spread. With the lingering fallout from the 2007-2008 financial crisis a not-too-distant memory, policymakers continue to pump enormous amounts of liquidity into the economy to short-circuit a series of events that could precipitate a lengthier downturn. The Federal Reserve's renewed asset purchase program (now minus an explicit size limit) and emergency lending facilities have stabilized financial markets, keeping credit flowing and borrowing costs low. The Fed's balance sheet has ballooned to over $7.1 trillion from $4.2 trillion at the end of 2019, chiefly through purchases of Treasuries and mortgage-backed securities. The consensus is for assets to top $9 trillion by year end. On the fiscal side, Congress has so far enacted emergency spending legislation of $3.3 trillion, bringing projected federal outlays to levels not seen since WWII.

The combined U.S. fiscal and monetary stimulus allocated, but not fully deployed, thus far equals about 45% of GDP. As a result, money supply, growth in which has traditionally presaged improved economic activity, is expanding by historic proportions. The swift and substantial policy response, along with the largely self-inflicted nature of this contraction, signals an initial rebound as restrictions are lifted. However, risks abound -- the pace of new coronavirus infections is re-accelerating, bankruptcies are surging, and trade tensions are on the upswing. The outcome of the U.S. elections also has major implications for corporate profitability and legislative priorities.

Nationwide efforts to slow the spread of the coronavirus appear to have had some success. Still, a surge in new infections as states began to lift restrictions shows the U.S. is still not out of the woods. Despite the surge, future containment measures will likely be more targeted given the severe economic harm caused by largescale lockdowns. Yet, less-than-favorable, virus-related headlines could slow the recovery if consumers remain housebound and businesses do not

fully reopen. Although headline consumer confidence has plunged, digging deeper into the data reveals relative optimism about economic and job prospects. Household balance sheets are also in good shape, and excess savings may ultimately fuel higher spending as jobs return.

Biden is favored to win the U.S. presidency. His policy agenda includes a partial rollback in corporate tax cuts; taxes on the wealthy; infrastructure spending; social programs; clean energy; protections for workers and the environment; controls on drug pricing; and expansion of the Affordable Care Act. Based on estimates from Cornerstone Macro, the agenda's major components will create around $6 trillion in new spending over ten years -- offset by $4 trillion in higher taxes. A Democratic government could dent business confidence given the potential for higher taxes and regulation. Key offsets, however, include infrastructure spending and policies to promote onshoring, both of which could contribute to a revival in domestic investment.

Economic activity across much of Europe has begun to improve as the pace of new coronavirus cases slows and restrictions relaxed. We project full-year real GDP will drop around -8.0% year over year in 2020 for both the Euro Area and the United Kingdom. The European Central Bank's fast response has kept credit flowing and another Euro crisis at bay. Through June 30, it has purchased €345.5 billion in assets under its freshly launched €1.25 trillion Pandemic Emergency Purchase Programme, with total assets increasing 33% from end of February to €6.2 trillion. To stimulate demand, we expect tax cuts and spending initiatives will be increasingly emphasized going forward. The EU and UK must also negotiate all the terms of a post-Brexit relationship by year end or risk subjecting the region to further turmoil in 2021.

In Japan, we expect an uneven recovery restrained by ongoing structural challenges. Aggressive stimulus measures will help fill the demand void created by virus-related shutdowns and lay the groundwork for growth in the quarters ahead. The Bank of Japan has marshaled enough added measures to keep the yen competitive. However, continued coronavirus uncertainties will likely temper consumer and corporate appetite to spend, depressing confidence in the wake of last autumn's consumption tax hike.

We believe China's GDP will return to pre-pandemic levels in second-half 2020 and achieve positive low-single-digit GDP growth for the full year, Domestic demand has gradually improved, with manufacturing activity largely returning to pre-virus levels. Modest monetary policy remains accommodative, but policy measures have instead focused on fiscal stimulus to support economic growth.

The coronavirus outbreak has been painful for emerging market economies. However, South Korea and India both went into lockdown early and were able to better control the coronavirus. Restrictions have since eased in both nations, which should allow the respective economies to recover sooner. We forecast South Korea's GDP will decline -0.5% in 2020, before rebounding +2.5% in 2021. In India, we forecast GDP growth of -4.5% in fiscal 2021 and +6.0% in fiscal 2022. We anticipate India will implement further fiscal and monetary support. We project 2020 GDP will decrease -6.0% in Brazil and -8.0% in Mexico. We remain wary over Brazil's and Mexico's economic recovery in 2021, with estimates of only +3% for both countries.

Equities

We remain constructive on U.S. equities over the intermediate- and longer-term. Still, we recognize that the strong rebound in stock prices has, at least to some degree, discounted the uptick in economic activity and corporate earnings growth likely over the next several quarters. A key challenge is assessing appropriate valuations when earnings and revenue forecasts are highly uncertain and subject to the path of the coronavirus pandemic, consumer sentiment, and further fiscal support. Valuations for many companies on forward earnings are now higher than prior to the shutdown, and we suspect that investors will need more clarity on near-term earnings power for equity markets to move meaningfully higher from here. Our investment focus remains on companies that can deliver above-average earnings growth, regardless of the economic backdrop. Our preferred sectors include technology (e.g., 5G, cloud computing, e-commerce, software) and healthcare.

Dividend-paying stocks have posted disappointing total returns so far in 2020 for two key reasons. Investors have opted for high growth technology stocks, and the severity of the economic decline has made investors question dividend sustainability for many companies, negating the usual defensive attributes in volatile/uncertain markets. We believe, however, that fears over dividend cuts will subside as the economy slowly re-opens. In addition, relative valuations for many dividend paying stocks have not been this attractive in many years, and yields are compelling – particularly relative to bonds. We believe, however, that selectivity is critical, and our investment focus remains on companies with strong balance sheets, experienced management teams, and growth potential. We continue to believe that a diversified portfolio of high quality, dividend paying growth stocks can provide investors with an opportunity to participate in market gains, but also provide downside protection if market fundamentals deteriorate.

Within international portfolios, we currently prefer exposure to investment opportunities in China, South Korea, and India. We remain positive on China given its first in, first out position amid the global economic recovery and attractive relative valuations and favor investments in the new economy, along with domestic-demand-driven sectors. South Korea's 100 trillion won financial measures will be positive for consumer and financial companies. Improving exports will also benefit semiconductor, electrical machinery, and smartphone manufacturers. Our investments in India are biased toward economically sensitive sectors such as consumer, financials, energy, information services, and industrials.

Fixed Income

Investment grade corporate bond spreads ratcheted 122 basis points tighter throughout the second quarter, as the Fed's intervention allowed investors to shrug off poor economic data, low corporate earnings, and the impending wave of rating downgrades and high yield defaults that are to follow. The Fed's secondary market corporate bond purchasing program drove the spread tightening and ignited new issue volumes, which hit over $700 billion in the second quarter, a 148% increase from the prior year, putting year to date issuance already ahead of full year 2019. S&P and Moody's are both forecasting high yield default rates to climb from 6 % today to 12% by March 2021, and there have been 75 bankruptcy filings in the last 3 months from firms of $50 million of liabilities or more, matching the same period from 2009. Nineteen fallen angels this year have resulted in $250 billion of downgrades to high yield, and another $300 billion of investment-grade debt remains on the cusp for falling to high yield. Despite these heightened risks, we expect spreads to be stable or grind tighter going forward with the Fed's large presence and the broader economy beginning to recover. We will continue to take advantage of opportunities as the country navigates the phases of re-opening by rotating between companies that benefit from the shut down and more cyclical consumer companies that benefit from re-openings.

With mortgage rates near all-time lows for conventional borrowers, those that can refinance have benefitted. With renewed emphasis on working from home and safer in place measures, interest in single family homes and less densely populated areas has increased. For those less fortunate, the forbearance programs instituted via the CARES Act have been swiftly implemented with a high degree of ease and efficiency for borrowers to access. To date, the delinquency rates have not been as high as feared. We remain constructive on securitized mortgage products, within both agency and non-agency, and continue to execute our trading strategy opportunistically.

The municipal bond market has largely recovered in the second quarter from a very sharp but brief dislocation in early spring. The specter of the COVID-19 economic shutdown and large budgetary shortfalls sparked a sudden flight to quality in mid-March, including a panicked flight to cash at its height. This powerful selling surge gripped the market and ran about four weeks, snapping a prior streak of 63 weeks of net inflows into municipal bond funds that had totaled $120.1 billion. A tsunami of net outflows of -$47.5 billion occurred in just five weeks. The Fed turned the tide decisively by activating facilities to buy short municipal securities and lend to large issuers. These programs restored calm and confidence, even though little has been expended by the Fed to date. Inflows resumed by late May; net flows are -$8 billion for this year through June. A return to normalcy was also marked by $45 billion in new issues in June, a monthly high for 2020.

The municipal market is still recuperating from certain effects of the sell-off. Historically, yields on high grade municipal bonds are usually lower than those of corresponding Treasury bonds due to the value of tax-exempt interest. However, ratios of municipal yields to Treasuries remain well over 100%, signaling further potential for spread narrowing. Lower rated and high yield municipal bonds experienced the most severe sell-off; BBB-rated municipal bonds are now considerably cheaper than

3

Retirement News Steve Benjamin, CEBS, CRPC

Additional COVID-19 Relief Announced

As mentioned in last quarter's newsletter, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act signed in March provides for increased 401(k) loan and distribution amounts from corporate retirement plans and IRAs through December 31st for "qualified individuals" who have been impacted by COVID-19. In June, the IRS expanded the definition of a "qualified individual" to include anyone who:

- is diagnosed, or whose spouse or dependent is diagnosed, with COVID-19 by a test approved by the CDC
- experiences adverse financial consequences as a result of the individual, the individual's spouse, or a member of the individual's household:
- being quarantined due to COVID-19
- being furloughed or laid off due to COVID-19
- having their work hours reduced due to COVID-19
- being unable to work due to lack of childcare due to COVID-19
- closing or reducing hours of a business that they own or operate due to COVID-19
- having their pay or self-employment income reduced due to COVID-19 or
- having a job offer rescinded or a start date for a job delayed due to COVID-19

Note that a coronavirus-related distribution is not subject to a 10% early distribution penalty tax, can be included in income (for tax purposes) in equal installments over a three-year period, and can be repaid to a retirement plan or IRA within three years to undo the tax consequences of the distribution. Employers and individuals should refer to IRS Notice 2020-50 at www.irs.gov/pub/irs-drop/n-20-50.pdf for more details about how the CARES Act rules for coronavirus-related distributions and loans from retirement plans apply. Additional information related to the effects of COVID-19 on federal income taxes can be found on the IRS Coronavirus Tax Relief page at www.irs.gov/coronavirus-tax-relief-and-economic-impact-payments.

Where Is Your 401(k) Account?

On July 1st, Senators Elizabeth Warren (D – Mass.) and Steve Daines (R – Mont.) introduced the Retirement Savings Lost and Found Act to help protect Americans' savings by creating a national online "lost and found" for retirement accounts.

In 2019, the Government Accountability Office estimated that more than $100 billion sits unclaimed in retirement accounts across the country.

"Millions of Americans lose thousands in savings each year because of lost retirement plans from previous employers and other roadblocks to tracking multiple accounts," Warren said. "Our bipartisan Retirement Savings Lost and Found Act of 2020 is a common-sense step we can take now to help hard-working Americans build a little more security and retire with the dignity they deserve."

The bill would also make it easier for companies to move small, abandoned accounts into target date funds (rather than keeping the accounts in money market funds).

The bill has broad backing and is supported by the Pension Rights Center, American Benefits Council, the ERISA Industry Committee and AARP. For specific questions, please contact Steve Benjamin 612-359-2554.

Outlook/Strategy continued from page 3)

corporate BBB bonds. More aggressive *(Continued on page 4)* buying by the Fed in other fixed income markets is a major factor. Total returns for mid-to-high grade municipals turned positive for 2020 as a result of second quarter performance; BBB and high yield credits regained some of their losses. In coming weeks, performance will be enhanced by seasonal peaks for reinvestment of bond coupon and maturities.

The path of COVID-19 and the economic recovery will influence returns over the coming year. We expect the Fed to remain extraordinarily accommodative. We expect a marked increase in cyclical municipal downgrades, although we continue to attempt to look through the immediate impacts of the shutdown. We believe that active investment management can excel in this environment. Our income orientation and positioning in defensive sectors should differentiate our performance. We continue to view the current environment as a good opportunity to add tax-exempt municipal exposure selectively.

4

RMD Rollover Deadline Extended

If you act fast, you can undo your 2020 Required Minimum Distribution ("RMD"). The IRS had previously announced that individuals who took an RMD from their IRA between February 1st and May 15th this year could roll their RMD back into their IRA if they did so by July 15th. But in June, the IRS extended the rollover deadline to August 31, 2020 and expanded the rollover option to the following individuals:

- Any IRA owner who received their deferred 2019 RMD in 2020.
- Any IRA owner who received their 2020 RMD at any time in 2020.
- A non-spouse IRA beneficiary who received an RMD from an inherited IRA in 2020.

The IRS confirmed that RMD rollovers completed on or before August 31, 2020 will not count against the "one rollover per year rule" (which normally applies to IRA to IRA rollovers). By rolling the RMD back into your IRA, your money will grow on a tax-deferred basis longer and you will avoid paying income taxes on the RMD.

For example, if you took a $10,000 RMD in January, had $1,000 withheld for taxes and got a check for $9,000, you have until August 31, 2020 to roll $10,000 back into your IRA (you'll have to pay the $1,000 that was withheld in tax). When you file your taxes next year, your $10,000 would not be taxable and you can use the $1,000 that was withheld from your RMD earlier as a credit, which will increase your refund or reduce the amount of tax you'll owe. If you prefer, you can roll back less than $10,000 to your IRA.

Looking ahead, the IRS said those individuals who are able to defer their 2020 RMD until April 1, 2021 will have the option to roll over that RMD by June 1, 2021. More information on RMD relief can be found on the IRS website at www.irs.gov/pub/irs-drop/n-20-51.pdf. For specific questions, contact Steve Benjamin at spb@sitinvest.com or at 612-359-2554.

Sit Dividend Growth Fund

As of June 30, 2020

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**18.62**	**5.46**	**8.05**	**8.64**	**12.30**	**9.22**	**1.77**
S&P 500® Index	20.54	7.51	10.73	10.73	13.99	8.62	
Class S Shares	**18.56**	**5.19**	**7.77**	**8.36**	**12.02**	**8.52**	**1.52**
S&P 500 Index	20.54	7.51	10.73	10.73	13.99	8.57	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.5
Apple, Inc.	5.4
Johnson & Johnson	2.8
Verizon Communications, Inc.	2.6
Broadcom, Inc.	2.3
Home Depot, Inc.	2.3
Applied Materials, Inc.	2.1
Procter & Gamble Co.	2.0
PepsiCo, Inc.	1.8
UnitedHealth Group, Inc.	1.8
Total	29.5

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	15.5
Health Technology	14.9
Finance	14.2
Technology Services	10.6
Consumer Non-Durables	8.6
Producer Manufacturing	6.8
Retail Trade	5.8
Utilities	4.8
Sectors Less Than 4.5%	18.2
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$172.7
S Share Assets (Millions):	$29.1
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$298.8
Median Market Cap (Billions):	$73.0

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years

Kent L. Johnson, CFA, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

5

Sit Small Cap Dividend Growth Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Robert W. Sit, CFA, 28 years
Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**19.93**	**-3.05**	**1.36**	**4.18**	**3.89**	**1.35**
Class S Shares	**19.86**	**-3.30**	**1.10**	**3.90**	**3.63**	**1.10**
Russell 2000® Index	25.42	-6.63	2.01	4.29	4.16	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.9	Chegg, Inc.	2.1
MKS Instruments, Inc.	3.4	QTS Realty Trust, Inc.	1.8
Cabot Microelectronics Corp.	2.4	Globant SA	1.7
Strategic Education, Inc.	2.3	Hubbell, Inc.	1.7
Scotts Miracle-Gro Co.	2.2	Encompass Health Corp.	1.7
		Total	23.2

PORTFOLIO SECTOR ALLOCATION (%)

Finance	25.1
Producer Manufacturing	11.3
Electronic Technology	11.0
Consumer Services	9.1
Consumer Durables	6.6
Commercial Services	5.3
Health Technology	5.1
Transportation	4.2
Sectors Less Than 4.2%	19.7
Cash and Other Net Assets	2.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$11.8
S Share Assets (Millions):	$3.7
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	$4.4
Median Market Cap (Billions):	$3.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	19.08	4.93	6.84	6.07	9.04	8.22	1.24
Class S Shares	19.03	4.60	6.56	5.80	8.76	7.95	0.99
MSCI World Index	19.36	2.84	6.70	6.90	9.95	7.61	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Technology Services	15.1
Health Technology	12.7
Electronic Technology	12.0
Producer Manufacturing	9.8
Consumer Non-Durables	9.7
Consumer Services	4.5
Utilities	3.6
Sectors Less Than 3.5%	15.1
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.2
United Kingdom	9.9
Switzerland	9.2
Germany	4.5
Ireland	3.0
Australia	2.9
Japan	2.5
Spain	2.0
4 Countries Less Than 2.0%	3.5
Cash and Other Assets	2.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	7.1
Apple, Inc.	5.0
Johnson & Johnson	2.8
Logitech International SA	2.4
Nestle SA	2.4
AstraZeneca, PLC, ADR	2.3
Accenture, PLC	2.3
Lonza Group AG	2.2
PepsiCo, Inc.	2.2
Abbott Laboratories	2.2
Total	19.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$31.4
S Share Assets (Millions):	$3.4
Number of Holdings:	66
Wtd. Avg. Market Cap (Billions):	$291.8
Median Market Cap (Billions):	$57.5

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years
Kent L. Johnson, CFA, 31 years
Raymond E. Sit, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

7

Sit Balanced Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

	Style		
Cap Size	**Value**	**Blend**	**Growth**
Large			■
Mid			
Small			

FIXED-INCOME INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High		■	
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Bryce A. Doty, CFA, 30 years
Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**16.14**	**11.91**	**9.90**	**8.68**	**9.85**	**7.28**
S&P 500® Index	20.54	7.51	10.73	10.73	13.99	9.53
Bloomberg Barclays Aggregate Bond Index	2.90	8.74	5.32	4.30	3.82	5.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.2
Microsoft Corp.	3.2
Amazon.com, Inc.	2.9
Alphabet, Inc.	2.3
Visa, Inc.	2.0

Bonds

Company Name	% of Net Assets
MN Hsg. Fin. Agy., 2.31%, 1/1/27	0.5
Hartford HealthCare Corp., 3.45%, 7/1/54	0.5
Utah Charter School, 2.40%, 10/15/27	0.4
Towd Point Mortgage Tr., 2.18%, 2/25/60	0.4
Equifax, Inc., 6.90%, 7/1/28	0.4

PORTFOLIO ALLOCATION (%)

Stocks	60.4
Bonds	32.4
Cash and Other Net Assets	7.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$46.7
Number of Holdings:	250

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

8

Sit ESG Growth Fund

As of June 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**18.99**	**6.47**	**8.44**	**9.58**
Class S Shares	**18.90**	**6.22**	**8.19**	**9.31**
MSCI World Index	19.36	2.84	6.70	9.46

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	6.1	Allianz SE, ADR	2.7
Apple, Inc.	4.9	Adobe, Inc.	2.7
Facebook, Inc.	2.9	Alphabet, Inc.	2.7
Iberdrola SA, ADR	2.8	Lonza Group AG	2.6
Home Depot, Inc.	2.8	Visa, Inc.	2.5
		Total	32.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.3
Health Technology	14.5
Consumer Non-Durables	10.6
Electronic Technology	10.2
Finance	9.2
Producer Manufacturing	6.8
Consumer Services	6.0
Retail Trade	3.9
Sectors Less Than 3.0%	13.1
Cash and Other Net Assets	5.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.5
S Share Assets (Millions):	$3.2
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$317.9
Median Market Cap (Billions):	$76.7

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 30 years
- David A. Brown, 25 years
- Kent L. Johnson, CFA, 31 years
- Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

9

Sit Large Cap Growth Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Ronald D. Sit, CFA, 36 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**27.91**	**21.34**	**16.19**	**13.50**	**14.53**	**10.49**
Russell 1000® Growth Index	27.84	23.28	18.99	15.89	17.23	11.73

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	9.3	Visa, Inc.	3.5
Microsoft Corp.	9.3	Adobe, Inc.	2.9
Amazon.com, Inc.	6.7	salesforce.com, Inc.	2.7
Alphabet, Inc.	5.8	UnitedHealth Group, Inc.	2.6
Facebook, Inc.	3.7	PayPal Holdings, Inc.	2.6
		Total	49.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	35.1
Electronic Technology	17.0
Retail Trade	9.5
Health Technology	7.6
Consumer Services	5.7
Consumer Non-Durables	4.9
Producer Manufacturing	4.8
Finance	3.5
Sectors Less Than 3.0%	10.3
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$129.2
Number of Holdings:	61
Wtd. Avg. Market Cap (Billions):	522.6
Median Market Cap (Billions):	87.8

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	26.33	8.75	9.97	7.29	11.82	11.39
Russell Midcap® Growth Index	30.26	11.91	14.76	11.60	15.09	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
DexCom, Inc.	3.1	YETI Holdings, Inc.	2.3
Autodesk, Inc.	2.5	Thermo Fisher Scientific, Inc.	2.2
Splunk, Inc.	2.4	Arista Networks, Inc.	2.2
Atlassian Corp., PLC	2.4	Booz Allen Hamilton Holding Corp.	2.2
Teladoc Health, Inc.	2.4	Waste Connections, Inc.	2.1
		Total	23.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.9
Health Technology	15.3
Electronic Technology	15.2
Finance	8.2
Producer Manufacturing	7.5
Consumer Services	5.5
Industrial Services	3.5
Health Services	3.2
Sectors Less Than 3.2%	16.6
Cash and Other Net Assets	5.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$172.7
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$24.4
Median Market Cap (Billions):	$12.6

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
Cap Size	Value	Blend	Growth
Large			
Mid			■
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
Cap Size	Value	Blend	Growth
Large			
Mid			■
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 30 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**28.33**	**5.68**	**8.22**	**4.86**	**10.61**	**9.88**
Russell 2000® Growth Index	30.58	3.48	7.86	6.86	12.92	8.01

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chegg, Inc.	2.5	YETI Holdings, Inc.	2.3
Teladoc Health, Inc.	2.5	Waste Connections, Inc.	2.2
Trex Co., Inc.	2.4	Sarepta Therapeutics, Inc.	2.1
Monolithic Power Systems, Inc.	2.4	HubSpot, Inc.	2.1
Paycom Software, Inc.	2.3	iRhythm Technologies, Inc.	2.0
		Total	22.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.0
Health Technology	15.9
Electronic Technology	10.1
Consumer Services	8.3
Producer Manufacturing	7.9
Consumer Durables	7.1
Finance	5.5
Industrial Services	5.4
Sectors Less Than 5.0%	19.4
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$100.6
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$8.0
Median Market Cap (Billions):	$4.9

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

12

Sit International Growth Fund

As of June 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	20.78	2.43	3.35	2.68	5.91	3.92
MSCI EAFE Index	14.88	-5.13	0.81	2.05	5.73	4.87

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	16.5
Finance	14.9
Technology Services	13.0
Consumer Non-Durables	11.0
Electronic Technology	10.7
Producer Manufacturing	10.3
Process Industries	3.3
Utilities	3.2
Sectors Less Than 3.0%	16.2
Cash and Other Net Assets	0.9

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	16.7
United Kingdom	15.8
China/Hong Kong	11.1
Japan	10.0
France	8.5
Germany	5.3
Australia	5.1
Spain	4.0
10 Countries Less Than 4.0%	22.6
Cash and Other Assets	0.9

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 30 years

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.2
ASML Holding NV	2.7
Tencent Holdings, Ltd.	2.5
Lonza Group AG	2.5
Schneider Electric SE	2.4
Iberdrola SA	2.3
London Stock Exchange Group, PLC	2.3
Logitech International SA	2.3
Alibaba Group Holding, Ltd., ADR	2.2
Terumo Corp.	2.2
Total	24.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.0
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$89.5
Median Market Cap (Billions):	$32.7

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

13

Sit Developing Markets Growth Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 30 years
Raymond E. Sit, 27 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**21.31**	**2.20**	**3.93**	**3.66**	**2.81**	**3.99**
MSCI Emerging Markets Index	17.27	-5.67	-0.52	0.47	0.81	2.85

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.3
Electronic Technology	16.9
Technology Services	15.1
Retail Trade	11.1
Consumer Services	8.9
Consumer Non-Durables	4.2
Health Technology	4.2
Investment Companies	3.1
Sectors Less Than 3.0%	13.7
Cash and Other Net Assets	4.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	44.3
South Korea	9.7
Taiwan	6.6
South Africa	6.4
India	5.5
Israel	3.4
Singapore	2.9
Brazil	2.8
8 Countries Less Than 2.8%	13.9
Cash and Other Assets	4.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	7.1
Alibaba Group Holding, Ltd., ADR	6.0
TAL Education Group, ADR	5.9
Samsung Electronics Co., Ltd.	5.3
Taiwan Semiconductor Co.	3.9
NICE Systems, Ltd., ADR	3.3
iShares MSCI India ETF	3.1
China Construction Bank Corp.	2.8
CSPC Pharmaceutical Group, Ltd.	2.7
JD.com, Inc., ADR	2.6
Total	42.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.3
Number of Holdings:	50
Wtd. Avg. Market Cap (Billions):	$141.1
Median Market Cap (Billions):	$16.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class S Shares	0.44	4.35	3.09	2.28	2.00	5.17	2.29
Bloomberg Barclays Intermediate Government Index	0.55	7.01	4.09	2.97	2.51	5.44	
Class Y Shares	0.50	—	—	—	—	3.72	2.54
Bloomberg Barclays Intermediate Government Index	0.55	—	—	—	—	5.75	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	54.5
FNMA Pass-Through	16.4
GNMA Pass-Through	10.0
FHLMC Pass-Through	5.2
U.S. Treasury/Federal Agy.	2.5
Asset-Backed	1.8
SBA Pass-Through	0.5
Cash & Other Net Assets	9.1

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$431.9
Y Share Assets (Millions):	$13.4
Average Maturity:	16.7 Years
Effective Duration:	2.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 33 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

15

Sit Quality Income Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Short	Interm	Long
High	■		
Mid			
Low			

Duration (columns), *Quality* (rows)

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 30 years
Mark H. Book, CFA, 33 years
Christopher M. Rasmussen, CFA, 20 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**1.52**	**2.84**	**2.01**	**1.46**	**1.13**	**1.10**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	1.17	4.20	2.87	2.11	1.69	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	29.5
Corporate Bonds	20.4
Mortgage Pass-Through (Agy.)	20.3
Asset-Backed (non-agency)	7.6
Taxable Municipal	6.8
CMO (non-agency)	6.8
Taxable Municipal (Agy-Backed)	0.3
Cash & Other Net Assets	8.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$96.9
Average Maturity:	10.1 Years
Effective Duration:	2.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.99**	**1.70**	**3.61**	**4.01**	**4.66**	**5.10**
Bloomberg Barclays 5-Year Muni Index	3.26	3.80	3.08	2.77	2.91	4.90

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.19	38.8% Tax Rate	3.58
		40.8% Tax Rate	3.70

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.5
Single Family Mortgage	21.2
Other Revenue	10.9
Education/Student Loan	10.0
Insured	8.8
General Obligation	6.3
Investment Companies	5.0
Hospital / Health Care	4.7
Sectors Less Than 2.0%	6.1
Cash and Other Net Assets	5.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$319.2
Average Maturity:	18.7 Years
Duration to Estimated Avg. Life:	5.9 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 26 years
Todd S. Emerson, CFA, 25 years
Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

17

Sit Minnesota Tax-Free Income Fund

As of June 30, 2020

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 26 years
Todd S. Emerson, CFA, 25 years
Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	2.15	1.85	3.33	3.27	4.06	4.59
Bloomberg Barclays 5-Year Muni Bond Index	3.26	3.80	3.08	2.77	2.91	4.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.34	44.83% Tax Rate	4.56
		46.63% Tax Rate	4.74

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.1
Single Family Mortgage	18.4
Education/Student Loan	15.6
Hospital / Health Care	15.4
General Obligation	10.1
Municipal Lease	5.0
Other Revenue	4.0
Utility	2.3
Sectors Less Than 2.0%	6.0
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$633.8
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

18

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Small Cap Dividend Growth Fund • Annual Shareholder Luncheon Canceled • Investment Outlook and Strategy Summary • Additional COVID-19 Relief • Where is Your 401(k) Account? • RMD Rollover Deadline Extended • Sit Mutual Funds Second Quarter 2020 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.